Exhibit 8.1

Subsidiaries of the Registrant

Name	Place of Incorporation or Organization	Proportion of Ownership Interest
Top ShunXing Bio-Tech Co., Limited	Hong Kong	100%
Health Ever Bio-Tech Co., Ltd.	Taiwan	100%
Jyong Biotech International Pte. Ltd.	Singapore	100%
Innovative Biotech Co., Ltd.	PRC	100%
Genvace Biotechnology Co., Ltd.	Taiwan	100%